Exhibit 99.1

HIGH GRADE RESULTS ACROSS MULTIPLE TARGETS VALIDATE LITHIUM RESOURCE FOR SNOW LAKE LITHIUM

●	Snow Lake intercepts high grade lithium in 4 separate pegmatite dykes
●	Drilling Results continue to validate resource expansion across the property
●	Lithium intercepts confirm growth in future starter pit on SG & Grass River
●	Drilling campaign continuing to execute against previously stated objectives

Best Results:

●	SGP = 1.84% Li2O over 6.32 meters (GRP-003)
●	TBL = 1.36% Li2O over 17.97 meters 429.50 meters down hole (TBL-035)
●	BYP = 1.50% Li2O over 7.00 meters (BYP-001)

MANITOBA, CAN, May 31, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”) a lithium resource company committed to operating the world’s first fully electric lithium mine, today is pleased to provide an update on the current drilling campaign at the Snow Lake Lithium project in Northern Manitoba.

Snow Lake’s project now contains four identified dykes with high grade lithium intercepts above 1% Li2O with the TBL and GRP continuing to return positive results (see Table 1). In addition, the Company is happy to report intercepts on the SGP and BYP dykes (see Table 1). Both the SGP and BYP dykes were located and sampled during last fall’s prospecting campaign (Dec 06, 2021- Snow Lake Resources Ltd. Samples Up To 6.97 WT% Li2O from its Manitoba Project).

Of note are the deep and wide intersections of TBL-035 (see Table 1) seen at 429.50 m at depth. This could indicate that this pegmatite system may continue much deeper on the project than initially anticipated. Future drilling will test the possible depth extensions of the TBL dyke.

Philip Gross CEO of Snow Lake commented “The results of the 2022 drilling campaign to date continue to impress with regard to expansion and definition. Dale Schultz VP of Resource Development and his team are delivering the necessary validation to expand the resource to our 25-year mine life target and to provide the project with a starter pit at the SG/GRP targets. In parallel, the metallurgical testing, environmental and feasibility studies are all progressing to schedule as we accelerate the project to permitting and ultimately commercial production. Our discussions now are very focused on establishing our position as a vital component in the developing vertically integrated supply chain of the North American EV ecosystem and we will continue to update the market on our progress as it advances.”

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

GRP/SGP Dykes

Geology of the GRP and SGP dyke and host rocks - The GRP dykes crosscut plutonic intrusive rocks of Monzonite composition, exhibiting medium to coarse grained Plagioclase crystals within a fine to medium grained mafic groundmass. Albitic to potassic feldspars occur frequently within the rock. The groundmass consists of amphiboles and occasional biotite. Garnet has been observed in small clusters within rare melanocratic groundmass. The Monzite has been subject to considerable seracitic and hematitic alteration, often resulting in destruction of the original plutonic minerals and gives the rock a “bleached” appearance. Small quartz and granitic Aplite dykes are common.

The GRP pegmatite dykes appear to strike 110° and dip about 60-65o SSW. The mineralogy of the dykes is typical for lithium bearing pegmatite dykes, and consists of potassic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is spodumene, which varies considerably in both grain size and distribution within the dykes. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The GRP dykes often exhibit very large spodumene crystals, often ranging in size from 10-15 cm long, and in the case of GRP-003, larger than the NQ core dimensions. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

TBL/BYP Dykes

Host Rock - The TBL dyke cross cuts rocks of the Missi Group (1.85-1.83 Ga), which are dominantly sedimentary rocks consisting of heterolithic conglomerates, greywackes and sandstones. There are occasional basaltic to andesitic dykes and sills within the assemblage seen in the drill core. The greywackes are typically composed of fine-grained quartz and biotite, while the conglomerate matrix is composed of biotite, actinolite, chlorite and small (2-3 mm) garnets. The mineral assemblage is typical for upper greenschist to lower amphibolite metamorphic facies rocks.

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Crystalized Pegmatite - The TBL pegmatite dyke TB-1 strikes 040° and dips about 85° SE, cross cutting the rocks of the Missi Group. The mineralogy of the dyke is typical for Lithium bearing pegmatite dykes, and consists of potassic or albitic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is Spodumene, which varies considerably in both grain size and distribution within the dyke. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

Analytical - Half core samples are sent to the SGS Lakefield laboratory in Ontario for analysis. Core samples are initially crushed to a size of -12.7 mm, then fragmented to 75% passing 2mm and eventually extruded into a 250 g pulp that is pulverized to 85% passing 75 microns. Samples are sodium peroxide fused and run on ICP-AES and/or ICP- MS generating 56 element analyses.

Qualified Person Statement - The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person as defined by SEC's S-K 1300 rules for mineral deposit disclosure, and a Professional Geoscientist (P.Geo.) who is a registered member of the ‘Engineer and Geosciences of Manitoba' (no. 24846), a ‘Recognized Professional Organization' (RPO). Mr. Dale Schultz is the Project Manager and VP of Resource Development at the Snow Lake Lithium Project and has sufficient experience relevant to the crystallization of LCT type pegmatite deposits under evaluation.

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Hole_ID	From (m)	To (m)	Width (m)	Li2O (%)	Dyke
GRP-003	77.05	83.37	6.32	1.84	SGP
GRP-004	18.92	24.50	5.58	0.88	GRP

Hole_ID	From (m)	To (m)	Width (m)	Li2O (%)	Dyke
TBL-029	443.50	454.00	10.50	1.13	TBL
TBL-030	No Significant Values
TBL-031	418.50	425.73	7.23	1.47	TBL
TBL-032	341.00	352.34	11.34	1.52	TBL
TBL-033	No Significant Values
TBL-034	Hole off line recollar (TBL-035)
TBL-035	429.50	447.47	17.97	1.36	TBL
BYP-001	12.00	19.00	7.00	1.50	BYP
BYP-002	27.50	30.50	3.00	1.19	BYP
BYP-003	No Significant Values
BYP-004	35.50	40.00	4.50	0.87	BYP
BYP-005	No Significant Values
BYP-006	No Significant Values

Table 1.0 – List of Intercept cited in the Release

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 1 – Plan View Map showing locations of Drill Holes

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 2 – Cross Section of hole GRP-003

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 3 – Cross Section of holes TBL-035

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 4 – Cross Section of holes BYP-001, 002

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Hole_ID	UTM X	UTM Y	Depth (m)	Azimuth (Deg)	Dip(Deg)
GPR-003	452765	6077380	119.00	40	-45
GRP-004	452765	6077380	152.00	40	-60
TBL-029	454659	6078714	482.00	300	-76
TBL-030	454598	6078641	390.00	300	-57
TBL-031	454598	6078640	464.00	300	-66
TBL-032	454540	6078564	422.00	300	-64
TBL-033	454540	6078564	569.00	300	-75
TBL-034	454498	6078465	23.00	300	-65
TBL-035	454498	6078465	491.00	300	-70
BYP-001	454443	6079040	60.00	189.5	-45.2
BYP-002	454442	6079040	181.97	9	-60
BYP-003	454424	6079009	125.58	5	-45
BYP-004	454424	6079009	111.86	5	-65
BYP-005	454424	6079009	124.05	5	-80
BYP-006	454398	6078979	196.15	350	-45

NAD83 - UTM Zone 14

Table 2.0 – UTM Location, Azimuth and Dip of DDH listed in the Release.

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Hole ID	From (m)	To (m)	Length (m)	Sample #	Notes	Li2O (%)
GRP-003	77.05	78.50	1.45	51546	SPG	1.50
GRP-003	78.50	80.00	1.50	51548	SPG	2.48
GRP-003	80.00	81.50	1.50	51550	SPG	1.27
GRP-003	81.50	82.63	1.13	51551	SPG	2.73
GRP-003	82.63	83.37	0.74	51553	SPG	1.00
GRP-004	18.92	20.00	1.08	51571	SPG	0.91
GRP-004	20.00	21.50	1.50	51573	SPG	1.68
GRP-004	21.50	23.00	1.50	51575	SPG	0.19
GRP-004	23.00	24.50	1.50	51576	SPG	0.74
TBL-029	443.50	445.00	1.50	178221	SPG	1.45
TBL-029	445.00	446.50	1.50	178222	SPG	1.66
TBL-029	446.50	447.43	0.93	178223	SPG	0.73
TBL-029	447.43	449.00	1.57	178225	GWK	0.24
TBL-029	449.00	449.94	0.94	178226	GWK	0.17
TBL-029	449.94	451.50	1.56	178227	SPG	1.34
TBL-029	451.50	453.00	1.50	178229	SPG	1.58
TBL-029	453.00	454.00	1.00	178230	SPG	1.51
TBL-031	418.50	420.00	1.50	178266	SPG	1.49
TBL-031	420.00	421.50	1.50	178267	SPG	1.71
TBL-031	421.50	423.00	1.50	178269	SPG	1.36
TBL-031	423.00	424.50	1.50	178270	SPG	1.35
TBL-031	424.50	425.73	1.23	178272	SPG	1.42
TBL-032	341.00	342.50	1.50	178289	SPG	1.39
TBL-032	342.50	344.00	1.50	178290	SPG	1.70
TBL-032	344.00	345.50	1.50	178292	SPG	1.69
TBL-032	345.50	347.00	1.50	178293	SPG	1.76
TBL-032	347.00	348.50	1.50	178295	SPG	1.34
TBL-032	348.50	350.00	1.50	178296	SPG	1.60
TBL-032	350.00	351.50	1.50	178298	SPG	1.35
TBL-032	351.50	352.34	0.84	178299	SPG	1.26
TBL-035	429.50	431.00	1.50	178378	SPG	1.49
TBL-035	431.00	432.50	1.50	178379	SPG	1.64
TBL-035	432.50	434.00	1.50	178381	SPG	1.55
TBL-035	434.00	435.50	1.50	178382	SPG	1.43
TBL-035	435.50	437.00	1.50	178383	SPG	2.02
TBL-035	437.00	438.50	1.50	178384	SPG	1.06
TBL-035	438.50	440.00	1.50	178386	SPG	0.67
TBL-035	440.00	441.50	1.50	178387	SPG	0.89
TBL-035	441.50	443.00	1.50	178388	SPG	1.77
TBL-035	443.00	444.50	1.50	178389	SPG	1.31
TBL-035	444.50	446.00	1.50	178390	SPG	0.99
TBL-035	446.00	447.47	1.47	178391	SPG	1.50
BYP-001	12.00	13.50	1.50	178803	SPG	1.30
BYP-001	13.50	15.00	1.50	178805	SPG	1.67
BYP-001	15.00	16.50	1.50	178807	SPG	1.83
BYP-001	16.50	18.00	1.50	178808	SPG	1.64
BYP-001	18.00	19.00	1.00	178810	SPG	0.85
BYP-003	27.50	29.00	1.50	178834	SPG	0.95
BYP-003	29.00	30.50	1.50	178836	SPG	1.43
BYP-004	35.50	37.00	1.50	178845	SPG	0.68
BYP-004	37.00	38.50	1.50	178847	SPG	0.79
BYP-004	38.50	40.00	1.50	178848	SPG	1.13

Table 3.0 – List of significant LiO2 samples for the DDH listed in the Release

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

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twitter: @SnowLakeLithium

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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